UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2004 (4)	File No.: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F  ☒   Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	2003 Annual Report for TransGlobe Energy Corporation
99.2	Notice/Management’s Proxy Circular for the Annual and Special Meeting of Shareholders to be Held on May 26, 2004
99.3	Proxy
99.4	NI 54-102 Mailing Card
99.5	Computershare’s Confirmation of Mailing letter dated April 27, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: April 27, 2004	By:	/s/ David Ferguson
David Ferguson Vice President, Finance & CFO